Response to Sub-Item 77C to Bradford final N-SAR

On August 14, 2000, pursuant to a written Action, Registrant's sole remaining shareholder approved and ratified Registrant's Interim Investment Advisory Agreement dated June 9, 2000 and its proposed new Investment Advisory Agreement.